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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                       S C H E D U L E  13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 26)*

                      PETROL INDUSTRIES, INC.
                         (Name of Issuer)

              COMMON STOCK, PAR VALUE $.10 PER SHARE
                  (Title of Class of Securities)

                           716 502 10 9
                          (CUSIP Number)

Mr. Joseph M. Rodano              Copy to:   David Lerner
c/o Petrol Industries, Inc.                      Morrison Cohen
Singer & Weinstein
202 N. Thomas, Suite 4                     750 Lexington Avenue
Shreveport, LA  71107-6539                  New York, New York
10022
Telephone: (318) 424-6396                   Telephone: (212) 735-
8609
          (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

                       March 21 and 22, 2000
      (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following space [ ].

     Check the following space if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))


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CUSIP No. 716 502 10 9

                                13D

 1.  Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

          JOSEPH M. RODANO

 2.  Check the Appropriate Box if a Member of a Group*  a) [   ]
                                                        b) [   ]

 3.  SEC Use Only

 4.  Source of Funds:*        PF

 5.  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                [   ]

 6.  Citizenship or Place of Organization.
           United States of America

 7.  Sole Voting Power:    554,325

8.   Shared Voting Power:

 9.  Sole Dispositive Power:  554,325

10.  Shared Dispositive Power:

11.  Aggregate Amount Beneficially Owned By Each Reporting Person
          554,325

12.  Check Box if the Aggregate Amount in Row (11) excludes
     Certain Shares*                                   [   ]

13.  Percent of Class Represented by Amount in Row (11)
               35%

14.  Type of Reporting Person*
                                    IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!








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ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, $.10 par value per share (the "Shares"), of Petrol Industries, Inc., a Nevada corporation ("Petrol"), the principal executive offices of which are located at 202 N. Thomas, Suite 4, Shreveport, Louisiana 71107-6539.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed on behalf of Joseph M. Rodano ("Rodano"), a United States Citizen, whose current mailing address is c/o Petrol Industries, Inc., 202 N. Thomas, Suite 4, Shreveport, LA 71107-6539. Mr. Rodano is currently employed as the President and Treasurer of Petrol, as well as a member of its Board of Directors. The address of Petrol's principal executive office can be found in ITEM 1 above.

          During the last five years, Mr. Rodano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All of the Shares purchased by Mr. Rodano on March 21 and 22 of this year have been purchased with his personal funds.

ITEM 4.   PURPOSE OF TRANSACTION

          On March 21, 2000, Mr. Rodano purchased 10,000 Shares in an open market transaction. On March 22, 2000, Mr. Rodano purchased an additional 10,000 Shares in an open market transaction. Mr. Rodano invested in the foregoing Shares because he believes that the market reacted excessively to Petrol's disclosure in its 1993 Annual Report on Form 10-KSB of its deteriorating financial condition and that such securities accordingly are undervalued. As of the filing date of this statement, Mr. Rodano has no present plans or proposals which relate to, or which would result in, any changes specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Mr. Rodano owns an aggregate of 554,325 Shares, comprising approximately 35% of the outstanding Shares. The foregoing calculation is based upon Petrol's Annual Report on Form 10-KSB for the year ended December 31, 1998, which states that as of March 29, 1999, 1,597,196 Shares were outstanding.

          Mr. Rodano retains the sole power to vote and dispose of the 554,325 Shares described above.





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          Mr. Rodano purchased 10,000 Shares on March 21, 2000, and
10,000 Shares on March 22, 2000, over-the-counter, each purchase being an open market transaction at the asked price of $.28 per share. Except as set forth in ITEM 5, Mr. Rodano has not purchased or sold any Shares since he filed an Amendment to Schedule 13D with the Commission on May 11, 1998.

ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                WITH RESPECT TO SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rodano and any other person with respect to any securities of Petrol.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.





































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                             SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                             Joseph M. Rodano
                                   --------------------------------
                                             JOSEPH M. RODANO

Date:  March 27, 2000




ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).